UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-24157
 Security Financial Corp.
 (Exact name of registrant as specified in its charter)
1 South Main Street
Niles, Ohio 44446
(330) 544-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, without par value
(Title of each class of securities covered by this form)
None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None. Security Financial Corp. merged with Farmers National Banc Corp. on November 30, 2000. Farmers National Banc Corp. was the surviving corporation of the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Farmers National Banc Corp. has caused this certification/notice to be signed as the successor corporation to Security Financial Corp. by the undersigned duly authorized person.

Date: August 16, 2004	BY:	/s/ Carl D. Culp Carl D. Culp EVP/CFO